UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On April 2, 2018, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Biotechnology Value Fund, L.P. and certain of its affiliates, providing for the issuance of an aggregate of 1,000,000 ordinary shares and warrants (the “Warrants”) to purchase 1,000,000 ordinary shares, for a purchase price of $6.00 per share and related warrant (the “Offering”). Each Warrant may be exercised at any time after the closing of the Offering and from time to time thereafter through and including the one-year anniversary of the initial exercise date at an exercise price of $15.00 per share, subject to adjustment as set forth therein.

The Offering is expected to close on or about April 5, 2018, subject to the satisfaction of customary closing conditions. The aggregate gross proceeds that the Company expects to receive from the Offering are approximately $6.0 million, excluding potential proceeds from the exercise of the Warrants.

The Purchase Agreement contains representations, warranties and other provisions customary for transactions of this nature.

The ordinary shares to be issued in the Offering will be issued pursuant to a prospectus supplement dated April 2, 2018 filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-223923) (the “Registration Statement”), which became effective on April 2, 2018, and the base prospectus contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Purchase Agreement and Warrants is subject to, and qualified in its entirety by the form of Purchase Agreement attached hereto as Exhibit 10.1 and the form of Warrant attached hereto as Exhibit 4.1, and are incorporated herein by reference. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements, or as expressly set forth in the Purchase Agreement, and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the opinions of Meitar Liquornik Geva Leshem Tal and McDermott Will & Emery LLP relating to the securities is attached as Exhibit 5.1 and Exhibit 5.2 respectively, and are hereby incorporated by reference into, the Registration Statement.

The Company previously announced the pricing of the Offering in a press release issued on April 3, 2018, which was included as an exhibit to a Report on Form 6-K filed with the SEC on April 3, 2018.

This Form 6-K (including exhibits) is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 26, 2018 (Registration No. 333-223923).

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Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the offering referenced in this Form 6-K may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

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Exhibit Index

Exhibit No.	Description

4.1	Form of Warrant of Galmed Pharmaceuticals Ltd.

5.1	Opinion of Meitar Liquornik Geva Leshem Tal

5.2	Opinion of McDermott Will & Emery LLP

10.1	Form of Securities Purchase Agreement dated as of April 2, 2018 between Galmed Pharmaceuticals Ltd. and the purchasers named therein

23.1	Consent of Meitar Liquornik Geva Leshem Tal (contained in Exhibit 5.1)

23.2	Consent of McDermott Will & Emery LLP (contained in Exhibit 5.2)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALMED PHARMACEUTICALS LTD.

Date: April 4, 2018	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer

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